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Women-owned
Teak New York

Furniture / Home Store

637 Broadway
New York, NY 10012
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
Teak New York is seeking investment to expand operations through a second popup.
Renovating LocationFirst LocationLease Secured
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OUR MISSION

Teak New York offers Scandinavian imported home décor, furniture, lighting, and accessories. Our company aligns itself with artisan brands and small businesses to bring their products to the US market.

We strive to provide the high-quality materials and craftsmanship that is synonymous with Scandinavian design.
Our team is bringing the metropolitan communities of the United States access to long-lasting furniture and quality Nordic style.
Due to the lack of authentic Scandinavian furniture in the United States, we are confident that we can build a strong market position in an underserved niche.
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Our Product

We offer home décor, furniture, lighting, and gifts that are produced and designed in Sweden, Denmark, Norway, Iceland, and Finland only. Teak aligns itself with artisan brands and small businesses to bring their products to the US market. We are focusing on bringing the idea of a cozy, inviting home to apartment living. Our clients should feel that their home is a sanctuary and a place to invest in long term pieces.

Our Competitive Advantages

While the home décor market is saturated in the US, there are no other major retailers that are focused on Scandinavian branding and products alone. Our primary selling point is that we will offer brands that other retailers do not have in the US and that our standard is for high quality and hand-crafted pieces only.

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PRODUCT GALLERY AND WARES
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Executive Summary:

Teak New York is a Scandinavian home goods, furniture, and lighting store. The company was founded due to Caitlin's long-standing interest in Scandinavian design and studying Fine and Decorative Arts at Sotheby's Institute of Art. While Caitlin was working in the design industry of New York City, she was looking for a store that sold Scandinavian goods exclusively and there was not a well-established company in the United States market that carried these products.

We will be the only store within the United States that caters to this décor style exclusively. Scandinavian design has been popular since the mid-century years. As of now, modern Scandinavian products have yet to reach the American market and Teak looks to fill that gap. We want to be the go-to store for Scandinavian design for both end consumers and trade clients with a concentration in residential design.

In the first six months of business, Teak has signed on 25 brands from Iceland, Finland, Sweden, and Denmark. Once Teak establishes a permanent retail space, we will expand our offerings by adding more prominent brands.

The mission of Teak New York is to provide Scandinavian décor to the United States market to promote high quality craftsmanship and small space solutions for apartment living.

Teak New York will first establish a brick & mortar presence in New York City, starting in Brooklyn, while also selling online to United States customers. Once the New York store has been established, other markets around the country can be considered.

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THE TEAM
Caitlin Maestrini
Owner

Caitlin started her career as a high school art teacher. After teaching for four years, she obtained her master's degree in Art Business at the Sotheby's Institute of Art. She spent one year working at the e-commerce design site 1stdibs.com. She spent 2.5 years at Flos USA as the Retail and Trade Education Manager. Caitlin has experience in the design community in New York City and with retail accounts who carry furniture and lighting.

Bianca Senisi
Showroom Director
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PRESS
Meet Caitlin Maestrini | Owner of Teak New York

We had the good fortune of connecting with Caitlin Maestrini and we've shared our conversation below. Hi Caitlin, maybe we can start at the very start – the idea – how did you come up with the idea for your business? My love for design started when I was in undergraduate school near Frank Lloyd

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Holiday Popup Build Out/Other Costs $13,200
Purchase Additional Inventory $1,000
Future Retail Location Costs $4,600
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $262,040 $337,930 $435,820 $562,060 $724,840
Cost of Goods Sold $131,020 $168,965 $217,910 $281,030 $362,420
Gross Profit $131,020 $168,965 $217,910 $281,030 $362,420

EXPENSES

Rent $66,000 $67,650 $69,341 $71,074 $72,850
Utilities $1,200 $1,547 $1,995 $2,572 $3,316
Salaries $40,000 $51,584 $66,526 $85,795 $110,642
Insurance $1,500 $1,934 $2,494 $3,216 $4,147

Legal & Professional Fees $1,000 $1,289 $1,662 $2,143 $2,763

Operating Profit $21,320 $44,961 $75,892 $116,230 $168,702

This information is provided by Teak New York. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

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Teak Visual Identity.pdf

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Teak Business Plan.pdf

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Investment Round Status

Target Raise $20,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends January 27th, 2023

Summary of Terms

Legal Business Name Teak New York

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1.5%-3.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date March 31st, 2028

Financial Condition

Historical milestones

Teak New York has been operating since December 2021 and has since achieved the following milestones:

Opened location in New York, NY

Achieved revenue of $49.4K in 2022, during the months of March-June of 2022.

Had Cost of Goods Sold (COGS) of $24,000, which represented gross profit margin of $25,400 in four months of 2022.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Teak New York to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Teak New York operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Teak New York competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Teak New York's core business or the inability to compete successfully against the with other competitors could negatively affect Teak New York's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Teak New York's management or vote on and/or influence any managerial decisions regarding Teak New York. Furthermore, if the founders or other key personnel of Teak New York were to leave Teak New York or become unable to work, Teak New York (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Teak New York and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Teak New York is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Teak New York might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Teak New York is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Teak New York

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Teak New York's financial performance or ability to continue to operate. In the event Teak New York ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Teak New York nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Teak New York will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Teak New York is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Teak New York will carry some insurance, Teak New York may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Teak New

York could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Teak New York's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Teak New York's management will coincide: you both want Teak New York to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Teak New York to act conservative to make sure they are best equipped to repay the Note obligations, while Teak New York might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Teak New York needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Teak New York or management), which is responsible for monitoring Teak New York's compliance with the law. Teak New York will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Teak New York is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Teak New York fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Teak New York, and the revenue of Teak New York can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Teak New York to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Teak New York. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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